Exhibit 8.1

Subsidiaries of Codere Online Luxembourg, S.A.

Subsidiary	Jurisdiction
Asociación en Participación(1)	Mexico(1)
Codere (Gibraltar) Marketing Services Limited	Gibraltar
Codere Israel Marketing Support Services Limited	Israel
Codere Online Argentina S.A.(2)	Argentina(2)
Codere Online Colombia S.A.S.	Colombia
Codere Online Management Services Limited	Malta
Codere Online Operator Limited	Malta
Codere Online Panama S.A.	Panama
Codere Online U.S. Corp.	Delaware
Codere Online, S.A.U.	Spain
Codere Scommese S.r.l.	Italy
Servicios de Juego Online S.A.U.	Spain

(1)	“Asociación en Participación” or “AenP” is an unincorporated joint venture with Libros Foráneos, S.A. de C.V., a wholly-owned subsidiary of the Codere Group.

(2)	Currently in the process of being duly registered in Argentina.